First Trust New Opportunities MLP & Energy Fund
                             120 East Liberty Drive
                            Wheaton, Illinois 60187



                                March 20, 2014


Karen Rossotto, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:        First Trust New Opportunities MLP & Energy Fund
                  (Registration Nos. 333-191808 and 811-22902)


Dear Ms. Rossotto:

      The undersigned, First Trust New Opportunities MLP & Energy Fund, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 12:00 p.m., Eastern Daylight Time, on March 26, 2014, or as soon thereafter as practicable.


                                Very truly yours,

                                First Trust New Opportunities MLP & Energy
                                   Fund

                                By: /s/ W. Scott Jardine
                                   ---------------------------------------
                                        W. Scott Jardine